UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Biodel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09064M105

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09064M105	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS

Great Point Partners I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

20-3704605

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER

1,161,642

		7.	SOLE DISPOSITIVE POWER

0
		8.	SHARED DISPOSITIVE POWER

1,161,642

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,161,642

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.86%

12.	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 09064M105	13G/A	Page 3 of 5 Pages

Item 1.

	(a)	Name of Issuer

Biodel Inc.

	(b)	Address of Issuer’s Principal Executive Offices

100 Saw Mill Road, Danbury, Connecticut 06810

Item 2.

	(a)	Name of Person Filing

Great Point Partners I, L.P.

	(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of the Reporting Person is

165 Mason Street, 3rd Floor Greenwich, CT 06830

	(c)	Citizenship

Great Point Partners I, L.P. is a limited partnership organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

09064M105

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. 09064M105	13G/A	Page 4 of 5 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	1.	Great Point Partners I, L.P.

	(a)	Amount beneficially owned: 1,161,642

	(b)	Percent of class: 4.86%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: - 0 -

		(ii)	Shared power to vote or to direct the vote: 1,161,642

		(iii)	Sole power to dispose or to direct the disposition of: - 0 -.

		(iv)	Shared power to dispose or to direct the disposition of: 1,161,642

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following           ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 09064M105	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

GREAT POINT PARTNERS I, L.P.

By:	GREAT POINT PARTNERS I GP, LLC
its General Partner

By:	/s/ David Kroin

Name: David Kroin
Title: Managing Member